February 6, 2025

Todd D. Macko
Chief Financial Officer
Impact BioMedical, INC.
275 Wiregrass Pkwy
West Henrietta, NY 14586

       Re: Impact BioMedical, INC.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed February 20, 2024
           Form 10-Q for the quarter ended September 30, 2024
           Filed November 12, 2024
           File No. 001-42212
Dear Todd D. Macko:

       We have reviewed your January 10, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 20, 2024 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2024
Notes to the Consolidated Financial Statements
Note 7. Note payable, related party, page 12

1. We note your response to prior comment one. Your response does not address our request for an analysis under ASC 470-50-40. Accordingly, we reissue this part of our comment. Specifically, please provide a robust analysis which explains how you evaluated the terms of the Second Amended and Restated Promissory Note, which was effective September 16, 2024, to determine if the modification resulted in substantially different terms which would result in extinguishment accounting. Refer to ASC 470-50-40-6 through 40-16.
 February 6, 2025
Page 2

2. In your response, you indicate that the instrument would not be considered freestanding and therefore not accounted for under ASC 480. By "instrument", it appears that you are referring to the option to settle your repayment obligation by issuing shares, which you have referred to as a conversion option. It is unclear to us why your Note payable, related party, in its entirety, would not be considered a freestanding financial instrument under ASC 480. Please advise. Please also explain your consideration of ASC 480-10-25-14(a) which requires liability classification for an obligation to issue a variable number of shares provided that, at inception, the monetary value of the obligation is based solely or predominantly on a fixed dollar amount. In this regard, we note that the September 2024 amendment to the Promissory Note stipulates that any stock issued as payment under the
Note should be
       based on a conversion ratio of $3 per share during the first 12-month period and based on a 10-day volume-weighted average price (VWAP) thereafter. The amount of shares to be issued to settle your repayment obligation would appear to vary after month 12 based on the volume-weighted average price of the company's shares.
3. In the event that you continue to believe that your Note payable, related party is not required to be accounted for as a liability at fair value under ASC 480 but that such note will be remeasured at fair value pursuant to the election under ASC 815-15-25-4, please revise to provide the disclosures required by ASC 825-10-50-28 through 50-32.
       Provide us with a draft of your intended disclosure revisions.
4. As a related matter, you indicate in your response that the disclosure in your Form 10-
       Q incorrectly describes your accounting for your Note payable, related party and the related embedded derivative, but that this error does not impact the amount reported in your financial statements. Please address the following:

             Confirm whether you plan to amend your September 30, 2024 Form 10-Q to correct such disclosures.
             Provide us with a draft of the disclosures you intend to revise as it relates to the accounting for you Note payable, related party and the classification of the associated gain in your Statement of Operations.
             More clearly explain to us why the fair value of your Note payable, related party decreased from $12 million at December 31, 2023 to $8 million at September 30,
           2024 and what contributed to the gain of $5.7 million recognized in your
           Statement of Operations. In this regard, it appears that the outstanding principal balance as of September 30 2024 is $12.9 million.

       Please contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences